AMENDED AND RESTATED SCHEDULE A

dated September 14, 2022

to the EXPENSE LIMITATION AGREEMENT

dated November 16, 2018 between

THE ADVISORS’ INNER CIRCLE FUND III

and

MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Share Class	Maximum Annual Operating Expense Limit	Initial Term End Date
Mesirow Enhanced Core Plus Fund	Institutional	0.54%	January 31, 2023
	Investor	0.54%	January 31, 2023
Mesirow High Yield Fund	Institutional	0.75%	January 31, 2023
	Investor	0.75%	January 31, 2023

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III		MESIROW FINANCIAL INVESTMENT MANAGEMENT, INC.

/s/ Michael Beattie		/s/ Ketan Shah
Name:	Michael Beattie	Name:	Ketan Shah
Title:	President	Title:	Senior Managing Director